EXHIBIT 15.1

普华永道中天会计师事务所有限公司 11th Floor PricewaterhouseCoopers Center 2 Corporate Avenue 202 Hu Bin Road, Luwan District Shanghai 200021, PRC Telephone +86 (21) 2323 8888 Facsimile +86 (21) 2323 8800 pwccn.com

Report of Independent Auditors

To the Shareholders and Board of Directors of Mavrix Technology, Inc.

We have audited the accompanying consolidated balance sheets of Mavrix Technology, Inc. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mavrix Technology, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b), the Company has suffered recurring losses and net cash outflows from operations that indicate substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2(b). The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

June 28, 2010

MAVRIX TECHNOLOGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

MAVRIX TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in US dollars, except for share data, unless otherwise stated)

	Note	Year ended December 31
		2009	2008

Net revenue		2,704,039	294,896
Cost of revenue		(2,040,608)	(278,770)
Gross profit		663,431	16,126

Operating expenses:
Sales and marketing expenses		(247,139)	(281,292)
General administrative expenses		(466,045)	(369,881)
Research and development expenses		(3,755,107)	(3,310,784)
Total operating expenses		(4,468,291)	(3,961,957)

Impairment of property, equipment and intangible assets	5	(557,396)	-

Loss from operations		(4,362,256)	(3,945,831)
Interest income, net		42,637	27,006
Foreign exchange (loss) / gain		(5,989)	12,919
Other income / (expense), net		1,349	(9,281)

Loss before income taxes		(4,324,259)	(3,915,187)
Income taxes	10	(1,332)	(1,035)
Net loss		(4,325,591)	(3,916,222)

The accompanying notes are an integral part of these consolidated financial statements.

MAVRIX TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars, except for share data, unless otherwise stated)

	Note	As of December 31
		2009	2008

ASSETS
Current assets:
Cash and cash equivalents	2(g)	2,871,477	3,015,195
Short-term investments	2(h)	-	3,500,000
Accounts receivable	2(i)	49,459	-
Inventories	4	418,002	337,812
Prepayment and other current assets		184,627	159,767
Total current assets		3,523,565	7,012,774

Property and equipment, net	5	-	513,388
Intangible assets, net	6	-	355,085
Total non-current assets		-	868,473
Total assets		3,523,565	7,881,247

LIABILITIES
Current liabilities:
Accounts payable		230,474	338,965
Accruals and other current liabilities	7	447,027	404,205
Warrants (1,352,727 warrants granted as of December 31, 2009 and 2008)	8	31,577	31,577
Total current liabilities		709,078	774,747
Total liabilities		709,078	774,747

Commitment and contingencies	13

Series A Convertible Preferred Shares (US$0.001 par value; 3,716,000 shares authorized; 3,716,000 shares and 3,711,630 shares issued and outstanding as of December 31, 2009 and 2008, respectively)	8, 9	683,756	682,882
Series B Convertible Preferred Shares (US$0.001 par value; 10,433,150 shares authorized; 10,426,250 shares and 10,377,950 shares issued and outstanding as of December 31, 2009 and 2008, respectively)	8, 9	8,331,918	8,330,446
Series C Convertible Redeemable Preferred Shares (US$0.001 par value; 8,345,454 shares authorized; 6,763,635 shares issued and outstanding as of December 31, 2009 and 2008, respectively)	8	7,197,738	7,197,738

SHAREHOLDERS’ DEFICITS
Common shares (US$0.001 par value; 37,505,396 shares and 19,102,000 shares authorized as of December 31, 2009 and 2008, respectively; 7,391,739 shares and 7,250,751 shares issued and outstanding as of December 31, 2009 and 2008, respectively)		7,391	7,250
Additional paid-in capital		313,736	282,645
Accumulated deficits		(13,720,052)	(9,394,461)
Total shareholders’ deficits		(13,398,925)	(9,104,566)

Total liabilities and shareholders’ deficits		3,523,565	7,881,247

The accompanying notes are an integral part of these consolidated financial statements.

MAVRIX TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in US dollars, except for share data, unless otherwise stated)

	Common shares			Additional
	No. of shares	Amount	Subscription receivable	paid-in capital	Accumulated deficits	Total

Balance as of January 1, 2008	6,831,000	6,831	(1)	228,406	(5,478,239)	(5,243,003)
Repurchase of common shares	(111,292)	(111)	-	(3,227)	-	(3,338)
Exercise of share options	531,043	531	-	15,400	-	15,931
Share-based compensation	-	-	-	42,066	-	42,066
Net loss for the year	-	-	-	-	(3,916,222)	(3,916,222)
Balance as of December 31, 2008	7,250,751	7,251	(1)	282,645	(9,394,461)	(9,104,566)

Balance as of January 1, 2009	7,250,751	7,251	(1)	282,645	(9,394,461)	(9,104,566)
Exercise of share options	141,042	141	-	4,090	-	4,231
Share-based compensation	-	-	-	27,001	-	27,001
Net loss for the year	-	-	-	-	(4,325,591)	(4,325,591)
Balance as of December 31, 2009	7,391,793	7,392	(1)	313,736	(13,720,052)	(13,398,925)

The accompanying notes are an integral part of these consolidated financial statements.

MAVRIX TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars, except for share data, unless otherwise stated)

	Note	Year ended December 31
		2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(4,325,591)	(3,916,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for inventories	4	21,512	-
Impairment provision for property, equipment and intangible assets	5,6	557,396	-
Depreciation of property and equipment		191,568	177,320
Amortization of intangible assets		321,810	316,331
Share-based compensation expense	9	29,347	88,020
Gains on disposal of fixed assets		-	(17)
Foreign exchange loss / (gain)		5,989	(12,919)
Changes in operating assets and liabilities
Increase in accounts receivable		(49,459)	-
Decrease / (increase) in prepayments and other current assets		73,513	(9,969)
Increase in inventories		(101,702)	(337,812)
(Decrease) / increase in accounts payable		(57,491)	252,547
Increase (decrease) in accruals and other current liabilities		47,231	123,318
Net cash used in operating activities		(3,285,877)	(3,319,403)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment		-	695
Cash collected / (paid) relating to time deposits		3,500,000	(3,500,000)
Purchase of property and equipment		(130,674)	(129,217)
Purchase of intangible assets		(221,000)	(219,000)
Net cash generated from (used in) investing activities		3,148,326	(3,847,522)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B Preferred Shares, net of issuance cost of US$5,613	8	-	185,000
Repurchase of unvested shares from early exercised share options	8	(312)	(6,300)
Proceeds from issuance of Series C Preferred Shares and Warrants, net of issuance cost of US$210,684	8	-	7,229,315
Net cash (used in) / generated from financing activities		(312)	7,408,015

NET (DECREASE) / INCREASE IN CASH		(137,863)	241,090
Cash and cash equivalent at beginning of year		3,015,195	2,754,058
Effect of foreign exchange rate change on cash		(5,855)	20,047
Cash and cash equivalent at end of year		2,871,477	3,015,195

MAVRIX TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts expressed in US dollars, except for share data, unless otherwise stated)

	Note	Year ended December 31
		2009	2008
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes		1,332	1,035

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Payables related to purchase of property and equipment		-	23,615
Payables related to intangible assets		-	30,000

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US dollar, except for share data, unless otherwise stated)

1.           ORGANIZATION AND NATURE OF OPERATIONS

Mavrix Technology, Inc. (the “Company”) was incorporated under the law of Cayman Islands on June 2, 2006 as an exempted company with limited liability. The accompanying consolidated financial statements include the financial statements of the Company and its following wholly owned subsidiaries:

Name of subsidiaries	Place of incorporation	Date of incorporation

Mavrix Technology, Inc. (“Mavrix US ”)	Delaware, United States of America (“USA”)	February 18, 2005

Mavrix Technology (H.K.) Co., Limited (“Mavrix Hong Kong”)	Hong Kong	August 17, 2007

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	Shanghai, the People’s Republic of China (the “PRC”)	October 23, 2006

On November 16, 2006, Mavrix US entered into a share swap agreement with the Company. As a result of the share swap agreement, the Company acquired 100% of the equity interest of Mavrix US. This transaction was accounted for as an acquisition of assets (Note 3(a)).

The Company and its subsidiaries (collectively, the “Group”) are engaged in the provision of system-on-chip solutions for the Mobile Digital Television market. The Group’s products are expected to enable future generations of portable consumer electronics to deliver the highest quality television viewing experience through all types of mobile devices. In 2008, the Company commenced the planned principal activities and generated revenue therefrom.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies adopted by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)	Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

For the year ended December 31, 2009, the Group had a net loss of approximately US$4.3 million (2008: US$3.9 million) and net cash outflow from operating activities of approximately US$3.3 million (2008: US$3.3 million); as of December 31, 2009, its accumulated deficits amounted to approximately US$13.7 million and its shareholders’ deficit amounted to approximately US$13.4 million.

Management is taking actions to decrease the Group’s cash outflow on operating activities and try to reach break-even in monthly cash flows on operating activities from the second half of 2010, including but not limited to maintaining budgeted average monthly sales revenue, exploring new revenue stream by providing research and development services to customers, implementing various cost saving measures, which include headcount reduction and deferring research and development activities. In addition, management also plans to seek potential new funding to the Group.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Going concern (continued)

The group's average monthly sales revenue for the five months ended May 31, 2010 fell behind its original profit forecast and there was no significant amount of sales backlog or existing customer orders as of May 31, 2010. As of the date of these financial statements were approved for issue, management was still negotiating with potential customers on the new revenue stream and in the process of implementing headcount reduction, including primarily negotiating with potential new employer of certain employees on  an arrangement under which the Company would not be subject to significant severance payments; and deferring research and development activities, which is subject to negotiation with relevant contractual parties. Management was still in the process of liaising with potential investors for new funding to the Group. There is significant uncertainty surrounding the implementation of management's aforementioned plans.

During the five-month period ended May 31, 2010, the Group’s cash balance decreased by approximately US$2.1 million. As of May 31, 2010, the Group’s cash balance amounted to US$0.74 million only. If the Group fails to fully execute any those plans discussed in the preceding paragraph, the Group’s existing cash balance might not be sufficient to enable it to meet its operating cash flow requirement or it might not be able to meet its liabilities as and when they fall due in the coming twelve months. In addition, the Group may have to provide for further liabilities which may arise. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the accompanying consolidated financial statements and related disclosures. These estimates are based on management’s best knowledge of current events and actions that the Group may take in the future. Actual results could materially differ from these estimates.

(d)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.  All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast a majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(e)	Fair value of financial instruments

The Group is required by ASC 825-10-50 (previously referred to as SFAS 107, “Disclosures about Fair Value of Financial Instruments”), to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

The carrying amounts of the Group’s cash, receivables, payables and accrued liabilities approximated their fair value as of the balance sheet dates due to their short term maturities.

(f)	Foreign currency translation

The functional currency of the Company and its subsidiaries and the Group’s reporting currency is US dollars (“US$”). Transactions denominated in currencies other than US$ are translated into US$ at the exchange rates prevailing at the transaction dates. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the applicable balance sheet dates. All such exchange gains or losses are included in the consolidated statements of operations.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Included in cash are cash balances denominated in Renminbi (“RMB”) of RMB3,279,114 and RMB293,243 (equivalent to approximately US$480,308 and US$42,906) as of December 31, 2009 and 2008, respectively, cash balances denominated in Hong Kong dollar (“HK$”) of HK$7,885 and HK$7,885 (equivalent to approximately US$1,017 and US$1,017) as of December 31, 2009 and 2008, respectively, cash balances denominated in US$ of US$2,390,152 and US$2,971,272 as of December 31, 2009 and 2008, respectively.

(h)	Short-term investments

Short-term investments represent bank time deposits with maturities longer than three months. The balance of US$3.5 million as of December 31, 2008 was due during 2009.

(i)	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group had provided no allowance for doubtful accounts as of December 31, 2009 and 2008, respectively.

(j)	Inventories

Inventories are valued at the lower of cost or market value. The value of inventories is determined using the first-in-first-out (“FIFO”) method. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

(k)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any.

Property and equipment are depreciated over their estimated useful lives on a straight-line basis. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful period, with a range from 0% to 10%. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in statement of operations. Repairs and maintenance costs are expensed as incurred. The estimated useful lives are as follows:

Useful lives
Research and development (“R&D”) hardware	5 or 7 years
Furniture, office equipment and vehicle	5 or 7 years
Leasehold improvements	Shorter of the lease term or the estimated useful lives

(l)	Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment loss, if any.

Intangible assets are amortized over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Useful lives
Purchased intellectual property	3 or 7 years
Purchased R&D software	2 or 3 years

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Impairment of long-lived assets

The Group has adopted ASC 360 (previously referred to as SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. The Group recognized US$354,121 and US$203,275 impairment in connection with property and equipment and intangible assets, respectively, in 2009 (Note 5 and 6).  No provision for impairment was recognized in 2008.

(n)	Revenue recognition

In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No.104 - Revenue Recognition (“SAB 104”), the Company recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

The Company sells products through distributors. The Company recognizes revenue based on firm contracts and orders from distributors with fixed terms and conditions, including the selling price net of discount and commissions, if any. The Company recognizes revenue when distributors’ receipt of products has occurred and collectability is determined to be reasonably assured. The Company also provides the right of exchange for defective goods in connection with its warranty policy, the period of which is one year. Such warranty claims as of December 31, 2009 and 2008 were insignificant.

(o)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs, and promotion expenses. Sales and marketing expense is recognized as an expense as incurred.

(p)	Research and development

Research and development expenditure is recognized as an expense as incurred.

(q)	Share-based compensation

The Group has accounted for share-based compensation in accordance with ASC 718 (previously referred to as SFAS No. 123(R) “Share-Based Payment”) for share-based payment transactions with directors and employees and consultants, such as share options and restricted shares as disclosed in Note 9. Share-based compensation cost is measured at the grant date based on the fair value of the award using the Black-Scholes model and is recognized as an expense (net of estimated forfeitures) on a straight-line basis over the requisite service period, which is generally the vesting period.

The Group has accounted for share-based compensation in accordance with ASC 505-50 (previously referred to as EITF Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”) for share-based payment transactions with non-employees, such as share options and restricted shares disclosed in Note 9 Share-based compensation cost is measured at each balance sheet date based on the fair value of the award using the Black-Scholes model until the end of the vesting period, and is recognized as an expense (net of estimated forfeitures) on a straight-line basis over the requisite service period, which is generally the vesting period.

Total share-based compensation expenses recorded during the years ended December 31, 2009 and 2008 amounted to US$29,347 and US$88,020, respectively.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Operating leases

Leases where substantially all the risks and rewards of ownership of the underlying assets remain with the lessors are accounted for as operating leases.  Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(s)	Income taxes

The Group accounts for income taxes under the provisions of ASC 740 (previously referred to as SFAS No. 109, “Accounting for Income Taxes”).  Income taxes are accounted for under the asset and liability method.  Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.  The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized.  The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Effective January 1, 2007, the Company adopted ASC 740-10-25 (previously referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, “FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.  The adoption of FIN 48 did not result in any adjustments to the opening balance of our retained earnings as of January 1, 2007. The Group did not have any interest or penalties associated with uncertain tax positions and did not have any significant unrecognized, uncertain tax positions as of December 31, 2008 and 2009.

(t)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. During the years ended December 31, 2009 and 2008, there was no other comprehensive income recognized.

(u)	Profit appropriation and statutory reserves in China

Mavrix Shanghai is a wholly foreign owned enterprise incorporated in the PRC, and is required to make appropriations from after-tax profits to non-distributable reserve funds. The subsidiary, after recouping its losses, must make appropriations to a general reserve fund and a staff bonus and welfare fund, in accordance with The Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (determined in accordance with generally accepted accounting principles in the PRC (“PRC GAAP”)) until such fund has reached 50% of the subsidiary’s registered capital; the percentage of appropriation for staff bonus and welfare fund is determined at the discretion of its Board. The statutory reserves can only be used for specific purposes, such as offsetting accumulated losses, enterprise expansion or staff welfare. These reserves are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

For the year ended December 31, 2009 and 2008, the Group did not make any appropriations to the statutory reserve funds as Mavrix Shanghai was in cumulative loss under PRC GAAP.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Dividends

Dividends are recognized when declared. No dividend was declared during the years ended December 31, 2009 and 2008.

(w)	Recent accounting pronouncements

In April 2009, the FASB issued ASC320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC320 has no material effect on the Group’s consolidated financial statements.

In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement for public companies to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 does not have a material impact on the Group’s financial statements.

In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 does not have any impact to the Group’s consolidated financial statements.

In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140”). ASC860 amended the disclosure requirement that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC 860 to have any impact on the Group’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

3.	SHARE SWAP WITH MAVRIX US

Mavrix US was established by three founders who were not related to the Company at that time. On November 16, 2006, a group of new, unrelated investors entered into Subscription Agreements with the Company and purchased 4,000,000 common shares of the Company for US$120,000, at US$0.03 per share, which was deemed the then fair value of these shares. On November 17, 2006, Mavrix US entered into a Share Swap Agreement, pursuant to which the three founders were issued 2,000,000 common shares of the Company and Mavrix US became a wholly owned subsidiary of the Company.

Mavrix US had a 2005 Stock Option Plan under which it had granted certain options to employees and a consultant before November 16, 2006. In connection with the share swap, all the then non-forfeited Mavrix US options, with exercise prices ranging from US$0.01 to US$0.07 per share, were cancelled and replaced with new options under the Company’s 2006 Stock Option Plan with an exercise price of US$0.03 per share. No other terms of the replaced options were changed. No new options were vested upon the option swap.

Mavrix US was considered a development-stage company and not a business upon being acquired by the Company, and therefore this transaction was accounted for as an acquisition of assets of Mavrix US rather than an acquisition of a business.

The purchase price of Mavrix US was determined as US$60,000 (2,000,000 common shares at US$0.03 per share). The fair value of net liabilities of Mavrix US on November 16, 2006 were US$1,473,210 including a cash balance of US$2,382. The excess of purchase price over fair value of net liabilities of Mavrix US amounted to US$1,533,210, was recognized as an unpatented technology, which is in the nature of in-process R&D, and was expensed off immediately upon acquisition.

The operating results of Mavrix US have been included in the consolidated financial statements of the Company since November 16, 2006.

4.           INVENTORIES

	As of December 31
	2009	2008

Raw materials	17,592	217,234
Work-in-progress	65,402	-
Finished goods	335,008	120,578
Total	418,002	337,812

During the year ended December 31, 2009, the Group recognized a provision on inventories of US$21,512 (2008: nil).

5.           PROPERTY AND EQUIPMENT, NET

	As of December 31
	2009	2008

Research and development hardware	726,215	707,883
Furniture, office equipment and vehicle	123,438	109,469
Leasehold improvements	2,358	2,358
	852,011	819,710
Less: accumulated depreciation	(497,890)	(306,322)
Less: impairment provision	(354,121)	-
Net book value	-	513,388

Depreciation charges for the years ended December 31, 2009, 2008 amounted to US$191,568 and US$177,320, respectively.

Depreciation charges of certain property and equipment used for research and development were US$170,056, and US$158,595 for the years ended December 31, 2009 and 2008, respectively. Depreciation of other property and equipment are recognized as general and administrative expenses.

The Group recognized an impairment provision of US$354,121 on property and equipment during the year ended December 31, 2009 (2008: nil) under impairment of property, equipment and intangible assets, as it was determined that the Group would not be able to recover the carrying amount of the property and equipment, based on management’s forecast of future operating cash flows.

6.           INTANGIBLE ASSETS, NET

	As of December 31
	2009	2008
Gross carrying amount
Purchased intellectual property	1,107,268	1,005,000
Purchased research and development software	147,616	79,884
	1,254,884	1,084,884
Less: Accumulated amortization
Purchased intellectual property	(986,446)	(657,832)
Purchased research and development software	(65,163)	(71,967)
	(1,051,609)	(729,799)
Less: impairment provision
Purchased intellectual property	(120,822)	-
Purchased research and development software	(82,453)	-
	(203,275)	-
Net book value	-	355,085

Amortization charges for the years ended December 31, 2009 and 2008 amounted to US$321,810, and US$316,331, respectively, which were charged to research and development expenses.

The Group recognized an impairment provision of US$203,275 during the year ended December 31, 2009 (2008: nil) under the impairment of property, equipment and intangible assets, as it was determined that the Group would not be able to recover the carrying amount of the intangible assets, based on management’s forecast of future operating cash flows.

7.           ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31
	2009	2008

Accrued salary and welfare expenses	282,396	237,444
Accrued professional service fees	109,411	68,399
Other accrued expenses	39,410	2,277
Advance from customers	-	31,080
Proceeds from early exercised share options (Note 9)	6,707	11,250
Others	9,103	53,755

	447,027	404,205

8.           PREFERRED SHARES AND WARRANTS

Issuance of Preferred Shares

On November 16, 2006, a group of new investors entered into Subscription Agreements with the Company to purchase 3,716,000 Series A Preferred Shares at US$0.20 per share from the Company. Proceeds net of issuance cost of US$59,444 were US$683,756.

On the same date, the Company also entered into Subscription Agreements with investors, who purchased 3,466,000 Series A Preferred Shares, and issued Convertible Bridge Notes (the “Notes”) to those investors for a total consideration of US$3,145,600. The Notes were non-interest bearing, with no fixed or determinable repayment dates and were automatically convertible into securities convertible into common shares upon the consummation of a sale of such securities to any third party at the then market value. The conversion rights associated with the Notes were not detachable from the Notes and the Notes were not transferable except for upon the written consent of the Company. Proceeds net of issuance cost of $2,077 were US$3,143,523.

On April 28, 2007, a group of investors including some existing shareholders entered into Subscription Agreements with the Company to purchase 3,139,600 Series B Preferred Shares at US$0.80 per share from the Company. Proceeds net of issuance cost of $5,613 were US$2,506,067. On the same date, all the Notes were converted into 3,932,000 Series B Preferred Shares at US$0.80 per share.

In December 2007, a group of investors including some existing shareholders entered into Subscription Agreements with the Company to purchase 3,251,150 additional Series B Preferred Shares at US$0.80 per share, with an aggregate consideration of US$2,600,920, from the Company and paid US$2,415,920 for 3,019,900 Series B Preferred Shares. The remaining unpaid purchase price of US$185,000 for 231,250 Series B Preferred Shares was settled in January 2008.

On December 12, 2007, there were no Series B Preferred Shares available for sale according to the then effective Memorandum and Articles of Association of the Company. The sales were approved by the Board and shareholders in February 2008. Accordingly, proceeds from the subscription net of issuance cost of $1,392 amounting to US$2,414,528 were recorded as share subscription received pending approval in the consolidated balance sheet as of December 31, 2007.

On February 26, 2008, the Board approved the increase in the number of authorized Series B Preferred Shares to 10,682,000. Accordingly the proceeds from share subscription received were recorded as Series B Convertible Preferred Shares as of December 31, 2008.

On November 14, 2008, a group of investors including some existing shareholders entered into Subscription Agreements with the Company to purchase 6,763,635 Series C Preferred Shares at US$1.10 per share from the Company. Proceeds net of issuance cost of $210,684 were US$7,229,315.

8.           PREFERRED SHARES AND WARRANTS (CONTINUED)

Issuance of warrants

In connection with the issuance of Series C Preferred Shares, the Company also granted the investors of Series C Preferred Shares 1,352,727 warrants to purchase additional Series C Preferred Shares (the “Warrants”). The initial exercise price for each of the Series C Preferred Shares is US$1.1 per share. The Warrants shall terminate on the earlier of (i) the date of the consummation of a qualified initial public offering (“IPO”) or (ii) November 20, 2011. At any time after the issuance date of the Warrants, in the event the Company issues any additional common shares, whose issuance has been approved by the Board, the Warrants may be exercised, in whole or in part, from time to time by the holder during the term of the Warrants.

The Warrants are classified as liabilities. The Company allocated the total proceeds of US$7,229,315 between Series C Preferred Shares and the Warrants, using relative fair value method, with the amount of US$7,197,738 and US$31,577, respectively, in the balance sheet presentation.  During the period from November 14, 2008 (date of issue) to December 31, 2008 and the year ended December 31, 2009, there was no significant change to the fair value of the Warrants.

No beneficial conversion features were recognized for Series C Preferred Shares and the Warrants on the commitment date.

The holders of Preferred Shares have various key rights and preferences as follows:

Voting

Each holder of Series A, Series B and Series C Preferred Shares has voting rights equal to the collective number of common shares then issuable upon conversion of the Series A, Series B and Series C Preferred Shares into common shares. Each holder of Series A, Series B and Series C Preferred Shares generally votes together with holders of the common shares on most cases.

Dividends

No dividends, whether in cash, in property or in common shares of the Company can be declared on outstanding common shares unless the Board has declared and paid in full a dividend in like amount on Series A, Series B and Series C Preferred Shares on an as-converted basis.

In the event the Company shall declare a distribution payable in securities of other persons, assets (excluding cash dividends) or portion or rights to purchase any such securities or evidences of indebtedness, then, in each such case, the holders of the Preferred Shares shall be entitled to a proportionate share of any such distribution as though the holders of the Preferred Shares were the holders of the number of Common Shares of the Company into which their Preferred Shares are convertible as of the record date fixed for determination of the holders of Common Shares entitled to receive such distribution.

Liquidation

In the event of any liquidation, when the aggregate valuation is less than US$100 million, each holder of Series A, Series B and Series C Preferred Shares is entitled to receive an amount equal to the original issuance price of such series of Preferred Shares plus all dividends declared but unpaid before any distribution or payment shall be made to the common shareholders. The remaining assets available for distribution shall be distributed ratably among the holders of Preferred Shares and common shares on an as-converted basis. When the aggregate valuation is greater than US$100 million, all assets available for distribution will be distributed ratably among the holders of Preferred Shares and common shares, on an as-converted basis, plus all declared but unpaid dividends.

Any change of control-type transaction (merger, sale of control, sale of substantially all the assets, consolidation, recapitalization or reorganization of the Company) may be treated as a liquidation of the Company, unless otherwise waived by the holders of a majority of the outstanding Series A, Series B and Series C Preferred Shares, voting together.

8.           PREFERRED SHARES AND WARRANTS (CONTINUED)

Conversion

Each Preferred Share is convertible into common shares at the option of the holder of the Preferred Share at a conversion price equal to its respective original issue price. The conversion price of each Preferred Share will be proportionally adjusted for share splits, share dividends, reorganization, reclassifications, consolidations, or similar events. Additionally, the respective conversion prices for the Preferred Shares shall be adjusted upon certain issuances of additional shares.

Each Preferred Share automatically converts into common shares, upon the closing of a firm commitment underwritten registered public offering by the Company of its common shares in any acceptable jurisdiction to the holders of a majority of the Preferred Shares and the Company with the total gross offering proceeds not less than US$250 million and with such offering including no less than 15% of the outstanding common shares and common share equivalents at the time of the offering.

No beneficial conversion feature charges were recognized for Series A and Series B Preferred Shares as the estimated fair value of the common shares was less than the effective conversion price of each class of Preferred Shares on the commitment date.

Redemption feature

Series A and Series B Preferred Shares are not redeemable.

Each holder of Series C Preferred Shares shall have the right to require the Company to redeem its shares when (i) the Company meets the criterion to qualify for an IPO which condition shall be deemed to be satisfied if two internationally reputable third-party investment banks agree that conditions exist for a successful IPO; and (ii) notwithstanding the affirmative consent or approval of the director designated by the holders of the Series C Preferred Shares, the majority of the Board does not approve proceeding with such IPO.

For each Series C Preferred Share, the redemption price shall equal the greater of (i) the Series C Preferred Share original issue price per share plus simple interest of 15% per annum or (ii) the fair market value of the shares being redeemed.

The Company classified the Series A, B and C preferred shares in the mezzanine section of the balance sheet in accordance with provisions of SEC Financial Reporting Policies 211 (“FRP 211”).

9.	SHARE-BASED COMPENSATION

2006 Stock Option Plan

The Company’s 2006 Stock Option Plan (the “Plan”) was adopted pursuant to a resolution approved by the Board on November 16, 2006 for the purpose of providing incentives and rewards to its directors, employees and consultants.  The Plan provides for the issuance up to 6,000,000 common shares. The options generally vest over four years, or sooner as determined by Board on a case-by-case basis, with 25% to vest upon completion of one year of service and the remaining to vest in successive equal monthly installments upon completion of the next 36 months of services. The options can be exercised within 10 years (5 years for holders owning more than 10% of the voting power of all classes of the shares of the Company) from the date of grant.

The following table summarizes share options granted under the Plan from inception through December 31, 2009:

Date of grant	Number of options granted	Grantee	Exercise Price (US$/share)	Grant date fair value (US$)

November 21, 2006	2,720,000	Employee	0.03	49,108
November 21, 2006	15,000	Consultant	0.03	1,501
December 1, 2006	560,000	Employee	0.03	10,110
December 1, 2006	190,000	Consultant	0.03	43,030
March 20, 2007	90,000	Employee	0.03	9,125
April 8, 2008	266,500	Employee	0.12	18,434
November 27, 2008	45,000	Employee	0.25	15,264
Total	3,886,500			146,572

The weighted average fair value of options on the date of grant during the years ended December 31, 2009 and 2008 were US$0.04 per share and US$0.04 per share, respectively.

A summary of option activities under the Plan for employees as of December 31, 2009, and changes during the year then ended is presented below:

	Number of shares	Weighted-average exercise price (US$/share)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value (US$)

Outstanding at January 1, 2009	3,056,500	0.03
Exercised	(141,042)	0.03
Forfeited	(10,417)	0.03
Outstanding at December 31, 2009	2,905,042	0.03	7.0	405,024
Vested and expected to vest at December 31, 2009	2,905,042	0.03	7.0	405,024
Exercisable at December 31, 2009	1,472,979	0.03	6.8	317,642

The number of outstanding share options for consultants is 205,000 as of December 31, 2009 and 2008, respectively. The weighted average remaining contractual term is 6.8 years and the aggregate intrinsic value is US$45,100. The number of share options for consultants vested and expected to vest at December 31, 2009 is 205,000 and the intrinsic value is US$45,100 as of December 31, 2009. The exercisable number of share options for consultants as of December 31, 2009 is 157,500 and the aggregate intrinsic value is US$34,650.

The aggregate intrinsic value of options exercised for employees for the years ended December 31, 2009 and 2008 was US$63,469 and US$188,887, respectively. The intrinsic value is calculated as the difference between the fair value of common share at December 31, 2009 and the exercise price of the options. No share options granted to consultants were exercised for the year ended December 31, 2009 and 2008.

9.	SHARE-BASED COMPENSATION (CONTINUED)

The aggregate fair value of options vested during the years ended December 31, 2009 and 2008 amounted to US$97,069 and US$80,315, respectively.

Components of share-based compensation expenses are set out below and included in the following expense captions:

	Year ended December 31
	2009	2008

Sales and marketing expenses	2,546	45,980
General administrative expenses	10,818	19,252
Research and development expenses	15,983	22,788
	29,347	88,020

As of December 31, 2009, there was US$37,624 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the Plan to both employees and consultants. That cost is expected to be recognized over a weighted-average period of 1.5 years. The Company estimates that the forfeiture rate is zero based on past employee retention rates and the expectation of future retention rates. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The total fair value of shares vested for the years ended December 31, 2009 and 2008 was US$28,381 and US$42,066, respectively.

The fair value of each option grant is estimated on the date of grant for employees or each balance sheet date for consultants using the Black-Scholes option pricing model that uses the assumptions discussed in the following table. The expected volatility and expected term of options granted are based on an average historical volatility and expected term from common shares of a group of the Company’s peers for an appropriate period of time. There is a 0% expected dividend yield as there are currently no future plans to pay any dividends. The risk-free interest rate is based on the zero-coupon the USA Treasury bond, with a term equal to the expected term of the options.

	Employees			Consultants
	March 2007	April 2008	November 2008	December 2007	December 2008	December 2009

Expected volatility	70.27%	61.42%	64.86%	66.72%	64.86%	60.90%
Expected dividend yield	-	-	-	-	-	-
Expected term (years)	5	5.5	5	5	5	5
Risk-free interest rate	4.42%	4.33%	3.72%	3.46%	3.72%	2.34%
Weighted average fair value per option at grant date (US$/share)	0.101	0.07	0.34	-	-	-
Weighted average fair value per option at balance sheet date (US$/share)	-	-	-	0.10	0.34	0.23

The aggregate fair value of options granted to consultants amounted to US$44,531 and US$65,949 as at December 31, 2009 and 2008, respectively.

The Company allows early exercise of share options for employees located in the USA. If options are early exercised, the grantee receives restricted shares that are subject to a repurchase provision contingent upon the employee’s termination. The repurchase provision enables the Company to recover the shares without transferring any appreciation to the employee if the employee terminates employment before the end of the original vesting period. The repurchase price is the original exercise price. Because such arrangements require that any shares received upon exercise be returned to the Company if the vesting conditions are not satisfied, the early exercise is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the Company for the exercise price is recognized as a liability and included in accruals and other current liabilities in the consolidated balance sheet (Note 7).

9.	SHARE-BASED COMPENSATION (CONTINUED)

Preferred Shares granted to one employee

On February 1, 2007, the Company entered into an agreement with one employee pursuant to which he was to receive 55,200 Series A Preferred Shares and 110,400 Series B Preferred Shares as part of his salary. These shares would vest as to 50% on February 1, 2008 and continue to vest as to 1/12 of the remaining 50% per month thereafter so that all shares shall be fully vested upon completion of the two years of service. If the employee terminates employment before the end of the original vesting period, the Company has the right to purchase unvested Series A and Series B Preferred Shares at US$0.20 and US$0.80, respectively, per share. This award is accounted for as share-based compensation.

The fair value of Series A Preferred Shares and Series B Preferred Shares at the grant date was US$0.20 and US$0.80 per share, respectively. Total fair value of those Series A and B Preferred Shares amounted to US$99,360 and would be recognized as expenses on a straight-line basis over two years from February 1, 2007.

In September 2007, the Company repurchased 55,200 Series A Preferred Shares from an existing shareholder and issued to the aforementioned employee. In June 2008, the Company issued 55,200 Series B Preferred Shares to the employee. As of December 31, 2008, 50,830 Series A Preferred Shares and 101,600 Series B Preferred Shares had vested.

In May 2008, the Board approved to reduce the total number of Series A and Series B Preferred Shares granted to the employee to 52,900 and 105,800 respectively. Consequently, the total fair value decreased to US$95,220. Share-based compensation expense recorded for the years ended December 31, 2008 was US$45,540.

In February 2009, the Board approved the total number of Series A Preferred Shares and Series B Preferred Shares granted to the employee were 55,200 and 103,500, respectively. Consequently, the total fair value is increased to US$93,840. Share-based compensation expense recorded for the years ended December 31, 2009 was US$2,346. As of December 31, 2009, all the number of Series A and Series B Preferred Shares have been fully vested.

10.	INCOME TAXES

The provisions for income taxes for the years ended December 31, 2009 and 2008 are summarized as follows:

	Year ended December 31
	2009	2008

Current income tax expense	1,332	1,035
Deferred income tax	-	-
Income tax expense	1,332	1,035

(a) Current income tax

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

USA

The Company's USA subsidiary did not have assessable profits that were earned in or derived from USA for the years ended December 31, 2009 and 2008. Accordingly, no federal income tax, but a minimum California state tax, has been provided for.

10.	TAXATION (CONTINUED)

Hong Kong

The Company's Hong Kong subsidiary did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2009 and 2008. Accordingly, no Hong Kong profits tax has been provided for.

PRC

The Company’s subsidiary incorporated in the PRC is subject to corporate income tax (“CIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC income tax laws.

Effective from January 1, 2008, the Company’s PRC subsidiary (i.e., Mavrix Shanghai) should determine and pay CIT in accordance with the Corporate Income Tax Law of the PRC as approved by the National People’s Congress on March 16, 2007 (hereinafter “the new CIT Law”). Mavrix Shanghai is located in Shanghai Zhang Jiang High Technology Park and was entitled to 15% preferential income tax rate in 2007. Under the new CIT Law, the CIT applicable to Mavrix Shanghai would gradually increase to 25% in a 5-year period from 2008 to 2012. The applicable income tax rates in 2009 and 2008 are 20% and 18%, respectively.  As of December 31, 2009, Mavrix Shanghai was still in accumulated loss position, hence, no CIT was provided for in the years ended December 31, 2009 and 2008.

The following table sets out the reconciliation between the statutory CIT rate and the Group’s effective tax rate:

	Year ended December 31
	2009	2008
	%	%
Statutory income tax rate	-	-
Non-deductible expenses under tax laws	(15.41)	(34.99)
Tax differential from statutory rate applicable to the Company (i)	14.50	10.16
Change in valuation allowance	(14.50)	(10.16)
Effective CIT rate	(15.41)	(34.99)

(i) This reconciling item primarily relates to losses incurred by the Company’s subsidiaries incorporated in USA and PRC with deferred tax assets recognized.

The Company reported losses in several jurisdictions that allow for carryover of losses to future years. However, the benefits associated with losses and the deferred tax assets are not more likely than not utilisable.

(b) Deferred tax

The Group’s significant components of deferred tax assets and deferred tax liabilities as of year end are as follows:

	As of December 31
	2009	2008
Current deferred tax assets:
Accruals and other current liability	58,881	35,153
Less: valuation allowance	(58,881)	(35,153)
	-	-

Non-current deferred tax assets:
Tax loss carry forwards	2,013,283	1,409,974
Less: valuation allowance	(2,013,283)	(1,409,974)
	-	-

10.	TAXATION (CONTINUED)

As of December 31, 2009 and 2008, valuation allowances were provided for current and non-current tax assets as it was not more likely than not that such deferred tax assets will be realized based on the Group’s estimate of its future taxable income.

As of December 31, 2009, the Group’s accumulated tax losses carry forward amounted to approximately US$9.38 million, out of which US$2.57 million will expire by 2014, US$2.23 million will expire by 2019, US$2.25 million will expire by 2029 and US$2.33 million could be carried forward indefinitely. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

11.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Mavrix Shanghai, the Company’s PRC subsidiary, out of its retained earnings only, if any, as determined in accordance with its statutory financial statements prepared in accordance with the PRC GAAP.  In addition, as discussed in Note 2(u), Mavrix Shanghai is required to set aside certain amount of statutory reserve fund out of annual net after-tax income.  As a result of these and other restrictions under PRC laws and regulations, Mavrix Shanghai is restricted in its ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances.  Even though the Company does not currently require any such dividends, loans or advances from Mavrix Shanghai for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare any dividends or make any distributions to the Company’s shareholders.  Restricted net assets in connection with Mavrix Shanghai as of December 31, 2009 and 2008 amounted to approximately US$3.1 million and US$2.3 million, respectively.

12.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily refers to cash. As of December 31, 2009 and 2008, substantially all of the Company’s cash was held in major financial institutions located in the USA, Hong Kong and mainland PRC which management believes are of high credit quality.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases certain office premises and buildings under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2009 and 2008 amounted to US$157,134 and US$179,369, respectively.

As of December 31, 2009, the Group’s commitments in respect of its operating leases were as follows:

2010	216,845
2011	159,404
2012	88,350
2013	-
2014 and thereafter	-
464,599